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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                           --------------------------

                          HUSSMANN INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))
                           --------------------------

                             INGERSOLL-RAND COMPANY

                             IR MERGER CORPORATION
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   448110106
                     (CUSIP Number of Class of Securities)
                           --------------------------

                            Patricia Nachtigal, Esq.
                       Vice President and General Counsel
                             Ingersoll-Rand Company
                               World Headquarters
                            200 Chestnut Ridge Road
                        Woodcliff Lake, New Jersey 07675
                                 (201) 573-0123

            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                           --------------------------

                                    COPY TO:

                             James M. Cotter, Esq.
                              Mario A. Ponce, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                         New York, New York 10017-3954
                                 (212) 455-2000

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE
                      $1,555,966,841                                              $311,193.36

* Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $29.00 cash per share and 50,593,522 shares of Common Stock outstanding and 3,060,507 shares of Common Stock (based on the treasury method of calculation) represented by stock options, as of May 8, 2000.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No:

Filing Party:

Date Filed:

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
    This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by IR Merger Corporation (the "Purchaser"), a Delaware corporation, and a wholly owned subsidiary of Ingersoll-Rand Company ("Parent"), a New Jersey corporation, to purchase all of the issued and outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of Hussmann International, Inc. (the "Company"), a Delaware corporation, including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of July 15, 1999, by and between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $29.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

    The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 10.  FINANCIAL STATEMENTS.

    (a) Financial information. Not applicable.

    (b) Pro forma information. Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

    (b) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a) (2) is incorporated herein by reference.

ITEM 12.  EXHIBITS.

EXHIBIT NO.                                     DESCRIPTION
-----------                                     -----------
Exhibit (a) (1)         Offer to Purchase, dated May 16, 2000.*

Exhibit (a) (2)         Form of Letter of Transmittal.*

Exhibit (a) (3)         Form of Notice of Guaranteed Delivery.*

Exhibit (a) (4)         Guidelines for Substitute Form W-9.*

Exhibit (a) (5)         Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

Exhibit (a) (6)         Form of letter to be used by brokers, dealers, commercial
                        banks, trust companies and other nominees to their clients.

Exhibit (a) (7)         Joint Press Release issued by Ingersoll-Rand Company and
                        Hussmann International, Inc., dated May 12, 2000, announcing the tender offer. This Press Release was filed under cover of Schedule TO with the Securities and Exchange Commission on May 12, 2000 and is incorporated herein by reference.

Exhibit (a) (8)         Text of analyst presentation of Ingersoll-Rand Company. This analyst presentation was filed under cover of Schedule TO
                        with the Securities and Exchange Commission on May 12, 2000 and is incorporated herein by reference.

EXHIBIT NO.                                     DESCRIPTION
-----------                                     -----------
Exhibit (a) (9)         Slides used in connection with the analyst presentation of
                        Ingersoll-Rand Company on May 12, 2000. These slides were
                        filed under cover of Schedule TO with the Securities and
                        Exchange Commission on May 12, 2000 and are incorporated
                        herein by reference.

Exhibit (a) (10)        Script of the call with analysts conducted by Ingersoll-Rand
                        Company on May 12, 2000.

Exhibit (a) (11)        Summary newspaper advertisement, dated May 16, 2000,
                        published in THE WALL STREET JOURNAL.

Exhibit (b)             None.

Exhibit (d) (1)         Agreement and Plan of Merger, dated as of May 11, 2000, by and among Ingersoll-Rand Company, IR Merger Corporation and
                        Hussmann International, Inc.

Exhibit (d) (2)         Confidentiality Agreement, dated as of April 18, 2000, by
                        and between Hussmann International, Inc. and Ingersoll-Rand
                        Company.

Exhibit (g)             None.

Exhibit (h)             None.

------------------------

*   Included in mailing to stockholders.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2000                            INGERSOLL-RAND COMPANY

                                               By: /s/ Herbert L. Henkel
                                               ---------------------------------------------
                                               Name: Herbert L. Henkel
                                               Title: Chairman, President and
                                                        Chief Executive Officer

Dated: May 16, 2000                            IR MERGER CORPORATION

                                               By: /s/ Patricia Nachtigal
                                               ---------------------------------------------
                                               Name: Patricia Nachtigal
                                               Title: Vice President and Assistant Secretary

                                 EXHIBIT INDEX

EXHIBIT NO.                                     DESCRIPTION
-----------                                     -----------
Exhibit (a) (1)         Offer to Purchase, dated May 16, 2000.*

Exhibit (a) (2)         Form of Letter of Transmittal.*

Exhibit (a) (3)         Form of Notice of Guaranteed Delivery.*

Exhibit (a) (4)         Guidelines for Substitute Form W-9.*

Exhibit (a) (5)         Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

Exhibit (a) (6)         Form of letter to be used by brokers, dealers, commercial
                        banks, trust companies and other nominees to their clients.

Exhibit (a) (7)         Joint Press Release issued by Ingersoll-Rand Company and
                        Hussmann International, Inc., dated May 12, 2000, announcing the tender offer. This Press Release was filed under cover of Schedule TO with the Securities and Exchange Commission on May 12, 2000 and is incorporated herein by reference.

Exhibit (a) (8)         Text of analyst presentation of Ingersoll-Rand Company. This analyst presentation was filed under cover of Schedule TO
                        with the Securities and Exchange Commission on May 12, 2000 and is incorporated herein by reference.

Exhibit (a) (9)         Slides used in connection with the analyst presentation of
                        Ingersoll-Rand Company on May 12, 2000. These slides were
                        filed under cover of Schedule TO with the Securities and
                        Exchange Commission on May 12, 2000 and are incorporated
                        herein by reference.

Exhibit (a) (10)        Script of the call with analysts conducted by Ingersoll-Rand
                        Company on May 12, 2000.

Exhibit (a) (11)        Summary newspaper advertisement, dated May 16, 2000,
                        published in THE WALL STREET JOURNAL.

Exhibit (b)             None.

Exhibit (d) (1)         Agreement and Plan of Merger, dated as of May 11, 2000, by and among Ingersoll-Rand Company, IR Merger Corporation and
                        Hussmann International, Inc.

Exhibit (d) (2)         Confidentiality Agreement, dated as of April 18, 2000, by
                        and between Hussmann International, Inc. and Ingersoll-Rand
                        Company.

Exhibit (g)             None.

Exhibit (h)             None.

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*   Included in mailing to stockholders.